Exhibit 99.1

Second Quarter 2013 Results Conference Call

Vancouver, July 29, 2013 – B2Gold Corp. (TSX: BTO, NYSE MKT: BTG, NSX: B2G) (“B2Gold” or the “Company”) will release its second quarter 2013 results before the North American markets open on Wednesday August 14, 2013.

B2Gold executives will host a conference call to discuss the results on Wednesday August 14, 2013 at 10:00 am PST / 1:00 pm EST. You may access the call by dialing the operator at 416-695-6616 or toll free 800-766-6630 prior to the scheduled start time or, you may listen to the call via webcast by clicking http://www.investorcalendar.com/IC/CEPage.asp?ID=171387 . A playback version of the call will be available for one week after the call at 905-694-9451 or toll free 800-408-3053 (pass code: 7879694).

B2Gold Corp. is a Vancouver based gold producer with three operating mines (two in Nicaragua and one in the Philippines) and a strong portfolio of development and exploration assets in Nicaragua, Colombia, Namibia and Uruguay.

ON BEHALF OF B2GOLD CORP.

“Clive T. Johnson”
President and Chief Executive Officer

For more information on B2Gold please visit the Company web site at www.b2gold.com or contact:

Ian MacLean                                                                                     Kerry Suffolk
Vice President, Investor Relations                                                Manager, Investor Relations
604-681-8371                                                                                     604-681-8371